FILED VIA EDGAR

January 24, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AOG Institutional Fund
File Nos. 811-23764 and 333-265783
(the “Fund”)

Ladies and Gentlemen:

We are electronically filing via EDGAR, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a Preliminary Schedule 14A, including a preliminary notice of special meeting and proxy statement, in connection with a Special Meeting of Shareholders of the Fund for the purposes described therein.

If you have any questions or comments concerning this filing, please contact Martin Dozier at (404) 881-4932.

/s/ Jesse D. Hallee

Jesse D. Hallee

Senior Vice President and Associate General Counsel

cc:	Martin Dozier, Esq.
Frederick Baerenz